ADELT DESIGN, INC.

3217 South Orchard Street

Salt Lake City, UT 84106

August 9, 2013

United States Securities and Exchange Commission

Washington D.C. 20549

RE:           ADELT DESIGN, INC.

Amendment No. 4 to Registration Statement on Form S-1

Filed on June 3, 2011

File No. 333-174705

Attention:  Mara L. Ransom/Charles Lee, Attorney-Advisor

Dear Ms. Mara L. Ransom:

Please find enclosed our changes to ADELT DESIGN, INC.’s Registration Statement filed on June 3, 2011.

General

1.  Please ensure that you update your prospectus to reflect current information. In this regard, we note references to your auditors report dated July 13, 2011 on page 2 and the number of shares of common stock outstanding as of May 31, 2011 on page 3. Also, we note that you have not updated your available working capital on page 7 and you appear to make inconsistent references to your outstanding costs and expenses on pages 11 and 13. Please revise.

We acknowledge the Commissions comment and have revised our references on page 2 to reflect the auditor's report date of July 22, 2013 and have also revised the number of shares of common stock on page 3 to be as of August 9, 2013:  Additionally, we have revised our working capital on page 7 to be as of August 9, 2013.  We have also revised our outstanding costs and expenses on page 11 and 13 for consistency.

Item 14.  Indemnification of Directors and Officers, page II-1

2. We note your response to comment 3 in our letter dated August 4, 2011 and the charter you have filed as exhibit 3.1 to your registration statement. Your response indicates that exhibit 3.1 contains the amended Article discussing permitted indemnification of directors and officers, however, the exhibit you filed contains no such reference and appears to be the same exhibit you previously filed. We re-issue our prior comment, asking you to either file your charter that contains the amended Article VII discussing indemnification or revise the disclosure in this item with respect to the provisions of your charter that permit indemnification of directors and officers.

We acknowledge the Commission comment and have deleted Item 14 from the Company's registration statement as the Company's Articles of Incorporation make no reference permitting the indemnification of the Company's directors and/or officers

Exhibit Index, page II-5

3. The consent of M&K CPAS, PLLC was not filed as an exhibit. Please amend to include an updated consent of M&K CPAS, PLLC.

We acknowledge the Commission's comment and have included an updated consent of M&K CPAS, PLLC.

Closing Comments:

Based on the Company’s amendments to its S-1 filing dated June 3, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Larry Adelt

Larry Adelt

President and Chief Executive Officer

ADELT DESIGN, INC.